Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com

July 31, 2020

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ada Sarmento

Re:	Silence Therapeutics plc Draft Registration Statement on Form F-1 Submitted June 22, 2020 CIK No. 0001479615

Ladies and Gentlemen:

On behalf of Silence Therapeutics plc (the “Company”), the following information is provided in response to a letter, dated July 19, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, which was submitted on June 22, 2020 (the “Registration Statement”) in respect of American Depositary Shares (“ADSs”) representing its ordinary shares.  The numbering of the paragraphs below corresponds to the numbering of the comments in the letter.  For the Staff’s convenience, we have incorporated your comments into this response letter. Page references in the text of this response letter correspond to the page numbers of the amendment to the Registration Statement as submitted on the date hereof (“Amendment No. 1”).  Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form F-1
Cover Page

1.Please revise your registration statement to indicate how the opening price for your ADSs on Nasdaq will be determined. Also, explain briefly here or in the Summary the reasons for the registration.

The Company respectfully advises the Staff that it has registered securities to be sold in a secondary offering pursuant to the Registration Statement. Sales of such securities will be made pursuant to the Plan of Distribution included at page 146 of Amendment No. 1, which provides that “ADSs representing our ordinary shares may be sold by the Registered Holders on Nasdaq or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of disposition, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition, or at negotiated prices.” The Company is not itself undertaking a primary offering of any such securities pursuant to the Registration Statement. The Company has also revised the disclosure on the prospectus cover page of Amendment No. 1 to explain the reasons for the registration by the Registered Holders.

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United States Securities and Exchange Commission July 31, 2020 Page Two

The Company anticipates that any sales of ADSs in the United States pursuant to the Registration Statement will be determined by reference to the then-current trading price of its ordinary shares on AIM, a market operated by the London Stock Exchange, on a currency- and share ratio-adjusted basis. The Company has revised the disclosure on the prospectus cover page of Amendment No. 1 accordingly.

Prospectus Summary
Overview, page 1

2.We note statements in the Summary and Business sections regarding the performance and efficacy of your product candidates. For example, we note statements that your product candidates “silence” expression of certain genes, can be engineered to suppress or “knock down” the expression of almost any gene in the human genome to which siRNA can be delivered, have shown “promise” and “encouraging results” and similar statements. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Accordingly, please revise the first paragraph of the Summary to clarify that you have not conducted clinical development efforts to date and revise all performance claims so that the basis for each statement is clear and you avoid suggestion that your candidate has demonstrated efficacy.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, and in particular, the Company has added the requested disclosure on pages 1, 49 and 62 of Amendment No. 1 to clarify that the Company has not conducted any clinical trials to date.

3.We note your disclosure on page 3 that you are responsible for discovery and preclinical activities and for executing the development program of each asset in your C3 targeted program until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. Please revise your pipeline table on page 2 to clarify briefly your rights and responsibilities under the partnered arrangement.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 2 and 66 of Amendment No. 1.

4.Please explain the basis for the statement that you have built a “recognized platform-to product company.”

In response to the Staff’s comment, the Company has deleted the referenced statement and revised the disclosure on pages 1, 48 and 61 of Amendment No. 1.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 5

5.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company intends to provide the Staff supplementally a copy of the presentation made to potential investors in reliance on Section 5(d) of the Securities Act. The Company requests that, due to the ongoing COVID-19 pandemic, the Staff advise the Company as to its preferred method for sharing the presentation with the Staff, if other than written correspondence to the above address. The Company offers to set up a Zoom call to review the presentation with the Staff.

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United States Securities and Exchange Commission July 31, 2020 Page Three

An active trading market for our ADSs may not develop..., page 30

6.We note your cover page disclosure explaining that the registered holders of ordinary shares are expected to be able to deposit such ordinary shares with the depositary in exchange for ADSs. Please tell us whether there is a risk that an active market will not develop because a sufficient number of registered shares will not be immediately exchanged for ADSs.

The Company respectfully advises the Staff that the first risk factor appearing under the caption “Risks Related to Our ADSs and Shares and Our Prospective Nasdaq Listing” on page 30 of Amendment No. 1 notes that “[a]n active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the price you pay for them, if at all.” The Company has also cited this risk in the Summary on page 4 of Amendment No. 1. However, the Nasdaq Capital Market requires that foreign private issuers have a minimum of 400,000 ADSs outstanding at the time of listing. The Company intends to arrange  for  the registered shareholders to covenant to Nasdaq, in connection with the listing process, to exchange a sufficient number of ordinary shares for ADSs so that such shareholders will own at least 400,000 ADSs at the listing date.

Our Strengths, page 64

7.We note your statement that RNAi therapeutics may have expedited development pathways from the time the choice of a target is made to the initiation of clinical trials, compared to alternatives such as small molecules. Please revise to explain the basis for this statement.

In response to the Staff’s comment, the Company has deleted the referenced statement on page 64 of Amendment No. 1.

Business
Preclinical Data, page 70

8.We refer to the graphics on pages 70 and 71. Please enlarge these graphics and revise the accompanying discussions to explain the graphics and results.

In response to the Staff’s comment, the Company has separated and/or enlarged the graphics on pages 71, 72 and 73 and expanded the accompanying discussions to further explain the results of the preclinical data depicted in the graphics.

9.Please revise to disclose the results from the nonclinical safety and pharmacokinetic evaluations referenced on page 69.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 69 and 73 of Amendment No. 1.

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United States Securities and Exchange Commission July 31, 2020 Page Four

Preclinical Data, page 70

10.Please revise to disclose what “clinically relevant” means. To the extent that your pre-clinical data is not statistically significant for this product candidate, please indicate here and revise your Summary discussion, as appropriate.

In response to the Staff’s comment, the Company has expanded the disclosure on page 72 of Amendment No. 1.

Orphan Drug Designation, page 77

11.We note your disclosure that a priority review voucher, which is awarded upon NDA approval to the sponsor of a designated RPD can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, and reduces the FDA review time of such future submission from ten to six months. Please revise your disclosure to clarify that priority review does not provide a guarantee that the FDA will review an application within six months.

In response to the Staff’s comment, the Company has added the requested disclosure on page 80 of Amendment No. 1.

Intellectual Property, page 87

12.Please revise to disclose the type of patent protection that you have, composition of matter, use or process, and what WO means in PCT/WO.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1 to disclose the type of patent protection. The Company has also removed the reference to “WO” in the revised disclosure.

Material Agreements, page 88

13.With regard to the potential milestone payments under the Mallinckrodt Collaboration Agreement, we believe additional disclosure would improve information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from these events. Refer to IFRS 15 paragraph 110 and provide disclosure that further disaggregates the following amounts:

•	the potential additional development and regulatory milestone payments of up to $100 million for SLN500;
•	the potential commercial milestone payments of up to $563 million for SLN500; and
•	should Mallinckrodt opt to license additional assets, the up to $703 million in similar development, regulatory and commercial milestone payments per asset.

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United States Securities and Exchange Commission July 31, 2020 Page Five

Given the differences in the nature, timing, and uncertainty between development, regulatory and net trade sales milestones, we believe that separate amounts should be provided for those categories.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 3, 50, 63, 90 and F-10 of Amendment No. 1. The Company believes that, as revised, the disclosure throughout Amendment No. 1 provides sufficient information to enable users of the Company’s financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from its contract with Mallinckrodt, as required by paragraph 110 of IFRS 15 (Revenue from Contracts with Customers). The Company does not believe that IFRS 15 paragraph 110 requires further specificity with respect to each category of milestones. The Company respectfully informs the Staff that it believes the revised disclosure describes all material terms of the agreement necessary for a reasonable investor to understand the economic implications to the Company thereunder and does not omit to state any term that would be material to such investor’s understanding of the Company’s business in respect thereof. The Company notes that it has filed as an exhibit to the Registration Statement a copy of the agreement with Mallinckrodt that has been appropriately redacted under the Commission’s confidential treatment procedures set forth in Regulation S-K Item 601(b)(10)(iv) in respect of information that is not material and would likely cause competitive harm to the Company if publicly disclosed.

More specifically, the Company does not believe that the breakdown of potential additional development and regulatory milestone payments to Mallinckrodt of up to $100 million for SLN500 and $140 million for the other targets under the collaboration would be material to a reasonable investor; rather, what is material is the aggregate amount of such payments, which is in fact disclosed. Nonetheless, the Company has revised the disclosure on page 90, with corresponding disclosure throughout Amendment No. 1, to specify that the development and regulatory milestones relate to the initiation of specified clinical trials in specified jurisdictions and the receipt of regulatory approvals by specified governmental authorities. Similarly, the Company does not believe that the breakdown of potential commercial milestone payments by Mallinckrodt of up to $562.5 million would be material to a reasonable investor; rather, what is material is the aggregate amount of such payments and that they are based on the achievement of specified levels of annual net sales, which is in fact disclosed. The fact that these payments are described as “commercial” entails that they will not be made without marketing approval by relevant governmental authorities, which is the critical fact for a reasonable investor to assess the timing and economic implications of such payments to the Company. The Company has deleted the prior reference to the aggregate $703 million of milestone payments, as it reflected an aggregation of the payments that are now explained in the revised disclosure (i.e., the sum of (i) $140 million in potential development and regulatory milestone payments in some cases and (ii) $562.5 million in potential commercial milestone payments).

The Company notes that the detailed information that the Staff has requested it provide to investors is commercially and financially sensitive and, if it were to be disclosed, would cause competitive harm to the Company by potentially setting a bar, ceiling or comparator for the benefit of potential future counterparties in their negotiations with the Company, potentially inhibiting the Company’s ability to negotiate preferable terms in other licensing agreements. Further, the detailed information as to the composition of certain milestone payments requested by the Staff is

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United States Securities and Exchange Commission July 31, 2020 Page Five

subject to confidentiality provisions under the agreement with Mallinckrodt and has not been previously disclosed by the Company or Mallinckrodt.

In sum, the Company notes that paragraph 111 of IFRS 15 provides that the Company “shall consider the level of detail necessary to satisfy the disclosure objective and how much emphasis to place on each of the requirements. An entity should aggregate or disaggregate disclosures to ensure that useful information is not obscured.” The Company believes that the aggregate milestone and royalty payments due to the Company from Mallinckrodt comprise “useful information,” but that the portions thereof attributable to specified events do not rise to the level of useful information within the scope of IFRS 15.

14.For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 90 and 91 of Amendment No. 1.

Principal Shareholders, page 106

15.Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Compagnie Odier SCA.

In response to the Staff’s comment, the Company has revised the disclosure on page 109, page 110 and page 111 of Amendment No. 1.

Registered Holders, page 107

16.Please revise to clarify how many ordinary shares are outstanding presently and how many may be acquired within 60 days. Also, disclose how many ordinary shares are held by non-registered holders of your ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and 109 of Amendment No. 1.

Description of Share Capital and Articles of Association, page 108

17.You state that as at May 29, 2020, there were options to purchase 5,130,133 ordinary shares outstanding with a weighted average exercise price of £1.34 per ordinary share. You state on page II-1 that through the same date, options to purchase a total of 4,512,918 ordinary shares are currently outstanding, at a weighted average exercise price of £1.48 per share. Please reconcile or revise as necessary.

The Company respectfully advises the Staff that the difference between the two disclosures results from the fact that the disclosure on page II-1 of Amendment No. 1 covers only those options that were granted by the Company from January 1, 2017 through June 30, 2020 and remain outstanding, compared to the disclosure on page 110 of Amendment No. 1, which covers

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United States Securities and Exchange Commission July 31, 2020 Page Five

all options that were issued by the Company since inception that remained outstanding as of June 30, 2020.

18.We note that you refer ADS holders, in part, to applicable English law in this section and Delaware law and the laws of England and Wales on page 119. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1.

2. Principal Accounting Policies, page F-7
2.5 Revenue Recognition, page F-9

19.Please disclose the triggering event for receipt of the $2 million milestone that was received in October 2019 as specified in paragraph 117 of IFRS 15.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 3, 50, 63, 90 and F-10 of Amendment No. 1.

General

20.Please provide the information required by Regulation S-K, Item 502 or advise.

The Company has revised the disclosure on the back cover of the prospectus included within Amendment No. 1 to provide the 25-day post effectiveness prospectus distribution requirement under Regulation S-K, Item 502.

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Please contact me at 1 212 479 6495 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely, /s/ Joshua A. Kaufman Joshua A. Kaufman

cc:	Iain Ross, Silence Therapeutics plc

Cooley LLP 55 Hudson Yards New York, NY 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com